NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on March 20, 2020, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on March 5, 2020 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. Shareholders approved the conversion of all preferred shares issued by Companhia Brasileira de Distribuicao (CBD) into the existing common shares of the company. As a result of the conversion, effective March 5, 2020, each American Depositary Share (representing one Preferred Share) will be deemed to represent American Depositary Shares (representing one Common Share). The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security, CBD ADS representing one preferred share, was suspended from trading before market open on March 5, 2020.